FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General Meeting of Shareholders
and Changes to its Board of Directors

Toronto, Ontario (May 28, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”). The Company is also announcing the retirement of Ronald E. Smith from the Board of Directors.

“On behalf of the Board of Directors and management, I would like to thank Ron Smith for his strong contributions to the Alamos Board. Ron has been a key member of our Board since 2015 having joined through our merger with AuRico Gold where he served as a director since 2009. He has provided a wealth of experience and knowledge to our Board over his years of dedicated service including leading the Alamos Audit Committee for the past several years. We wish Ron every success in his future endeavours,” said John A. McCluskey, President and Chief Executive Officer.

Results of the Meeting

The Company is reporting the voting results of its Meeting held virtually on Thursday, May 27, 2021. The summary of the results are as follows:

Total Shares Voted: 300,039,544
Total Shares Issued and Outstanding: 392,739,331
Total Percentage of Shares Voted: 76.40%

2.    Election of Directors

Each of the nominee directors listed in Alamos’ management proxy circular dated April 7, 2021 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	238,711,961	87.89	32,877,202	12.11
David Fleck	234,828,132	86.46	36,761,032	13.54
David Gower	270,058,952	99.44	1,530,212	0.56
Claire M. Kennedy	267,750,992	98.59	3,838,173	1.41
John A. McCluskey	271,152,873	99.84	436,290	0.16
Monique Mercier	267,788,036	98.60	3,801,128	1.40
Paul J. Murphy	250,464,021	92.22	21,125,143	7.78
J. Robert S. Prichard	267,854,435	98.62	3,734,730	1.38
Kenneth Stowe	271,053,761	99.80	535,403	0.20

TRADING SYMBOL: TSX:AGI NYSE:AGI

2.    Appointment and Compensation of Auditors

KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	298,938,152	99.63	1,101,391	0.37

3.    Approval of Approach to Executive Compensation

The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	266,432,281	98.10	5,156,881	1.90

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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